1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 27, 2018

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund

(File Nos. 333-224664; 811-22990)

Dear Mr. Ellington:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on July 20, 2018, relating to (1) Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 13 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended, filed on July 16, 2018; and (2) the Fund’s Annual Report for the fiscal year ended March 31, 2018, as filed with the Commission on Form N-CSR on June 8, 2018 (Accession No. 0001398344-18-008774). Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

PROSPECTUS:

1.	Comment: The Statement of Operations in the Fund’s most recent financial statements discloses a significant amount of “Other Income” (approximately 27% of total income). Please describe the source of this “Other Income” in correspondence. Please also acknowledge in correspondence that the Statement of Operation in future financial statements will be prepared in accordance with the requirements of Rule 6-07(1) of Reg. S-X.

Response: The amounts disclosed as “Other Income” in the Statement of Operations in the Fund’s most recent financial statements represents income distributions received from underlying funds in which the Fund is invested that are not classified by the underlying investment manager as dividend income, interest income, or other specified classifications of income (e.g., income from non-cash dividends, income from payment-in-kind interest). This amount can vary in any given period and is solely based on activity at the underlying fund level and the classification of these transactions by the underlying investment manager. The Fund acknowledges the requirements of Rule 6-07(1) of Reg. S-X and will comply with the requirements in future financial statements.

Mr. Kenneth Ellington July 27, 2018 Page 2

Comment: Please confirm the amounts in the 10-year expense example.

Response: The Fund has reviewed the calculation of the expense example and confirms the amounts in the 10-year expense example are accurate.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc: Joel Kress, Pomona Investment Fund